Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com

May 23, 2006

Daniel H. Morris
Attorney-Adviser
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Impac Secured Assets Corp.
Amendment No. 3 to Registration Statement on Form S-3
Regulation AB Submission
Filed January 27, 2006
File No. 333-131328

Dear Mr. Morris:

We have received and reviewed your comment letter dated May 19, 2006 to our Amendment No. 2 to Registration Statement on form S-3 of January 27, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing. References below to page numbers are to the unmarked version.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Impac Secured Assets Corp.

Registration Statement on Form S-3

General

Comment:

(1)	Please replace the term “the trust” with “the Issuing Entity” on the cover pages to the base prospectus and supplements.

Response:

We have made this change. In addition, we have revised the base and forms of prospectus supplement to refer to the “issuing entity” (as defined in Item 1101(f) of Regulation AB) rather than “the trust”, where appropriate, when referring to the transaction parties.

Base Prospectus

General

Comment:

(2)	Please confirm that market value swaps will only be used in connection with the mandatory auction procedures described in the base prospectus.

Response:

The market value swaps contemplated by this offering are limited to use in auctions. The language in the base prospectus states that market value swaps will be used solely in conjunction with auctions.

Comment:

(3)	We note your responses to prior comments 10 and 11. We have referred these responses to the Division of Investment Management for possible comment.

Response:

We look forward to responding to any specific comments the Division of Investment Management might have on our responses to prior comments 10 and 11.

Pooling and Servicing Agreement

Comment:

(4) We note the definition of “Servicing Criteria.” Please revise to remove any suggestion that market participants acting alone can alter Regulation AB responsibilities. Please confirm that you will comply with the rules and interpretive positions set forth by the Commission and the staff.

Response:

The definition of “Servicing Criteria” on page 39 of the Pooling and Servicing Agreement for an offering of Pass-Through Certificates consisting of senior and subordinated classes related to the Residential Loan Prospectus and on page 17 of the Pooling and Servicing Agreement for alternate forms of credit support (single class) related to the Residential Loan Prospectus has been revised to remove any ambiguity by deleting reference to an exhibit. We hereby confirm that we will comply with the rules and interpretive positions set forth by the Commission and its staff. In addition, we added the definition of “Servicing Criteria” to the Appendix A of the Indenture that is identical to the revised definition of “Servicing Criteria” in the Pooling and Servicing Agreements mentioned above.

Please contact Leigh Anne Kuiken at (212) 912-8307 or the undersigned at (212) 912-7472 with any other questions.

Sincerely, /s/ Richard D. Simonds
Richard D. Simonds